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                             April 8, 2021

       Alexander Gillette
       General Counsel
       Fortress Value Acquisition Corp. II
       1345 Avenue of the Americas
       New York, New York 10105

                                                        Re: Fortress Value
Acquisition Corp. II
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 12,
2021
                                                            File No. 001-39439

       Dear Mr. Gillette:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 12, 2021

       Summary Term Sheet, page 1

   1. For all statements regarding industry leadership, please disclose the metric upon which each statement is
based. For example only, we note your references to ATI's    industry-
                                                        leading infrastructure
   on pages 3 and 95, "Best-in-Class Care" on page 167 and "Gold
                                                        Standard" on page 168.
   2. We note your disclosure that you plan to repay "approximately $541 million of the
                                                        Company's existing
indebtedness and the payment of transaction expenses." Please quantify here the
Company's existing indebtedness and estimated transaction expenses as of a recent date.
       Certain Projected Financial Information of the Company, page 85

   3. We note your statement on page 86 that the projection information "is the responsibility
 Alexander Gillette
FirstName   LastNameAlexander
Fortress Value  Acquisition Corp.Gillette
                                  II
Comapany
April       NameFortress Value Acquisition Corp. II
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
         of the Company's management", referring to Wilco Holdco, Inc. This statement is an inappropriate disclaimer of responsibility by FAII in relation to information contained in its proxy statement. Please either delete the statement or specifically state that FAII is liable for such information.


Background of the Business Combination, page 88

4.       We note that BofA Securities, Inc., Deutsche Bank Securities Inc. and
Morgan
         Stanley & Co. LLC, your financial advisors, are entitled to deferred underwriting commissions upon consummation of your initial business combination for services rendered in connection with your IPO. In addition, we note from your IPO registration statement on Form S-1 (File No. 333-240092), that the underwriters agreed to waive their rights to the deferred underwriting commission held in the trust account in the event you do not complete your initial business combination. Please disclose these facts, where appropriate, throughout your registration statement. Additionally, please include a risk factor discussing the potential conflict of interest stemming from your financial advisors' interest in the consummation of the business combination.
5. We note your disclosure that during your negotiations the company originally was pursuing a "Company Bolt-on Acquisition" that was subsequently "no longer being actively pursued." Please revise your disclosure to briefly state why the company determined not to pursue the acquisition and the impact such decision had on the board's decision to continue merger discussions.
6. We note that in connection with the Business Combination, Mr. Diab and Mr. Jordan entered into an employment agreement with FAII. Please identify any meetings where Mr.
         Diab and Mr. Jordan's employment by the combined company was discussed.
Recommendation of the FAII Board and Reasons for the Business Combination, page
94

7. Please expand your disclosure here to describe the basis for your statement regarding the
         Company's "significant growth opportunities" and clarify whether your growth prospects refer to growth over and above recovery from COVID-19 pandemic impacts given the declining revenue in the twelve month period ended December 31, 2020, compared to the prior year period. In addition, we note your risk factor disclosure on pages 41 and 42 regarding certain decreases in reimbursement rates from Medicare and Medicaid and your disclosure on page 43 regarding a third-party payor trend that "will continue and may limit reimbursement in the future."
8. We note your disclosure that your board believes the business combination presents an attractive valuation based on the 14.0x 2022E Adjusted EBITA entry multiple when compared to the company's largest public competitor. Please briefly describe the basis upon which the 14.0 multiple was agreed, noting the changes in multiple throughout negotiations, and identify the company's "largest public competitor". Alexander Gillette
FirstName   LastNameAlexander
Fortress Value  Acquisition Corp.Gillette
                                  II
Comapany
April       NameFortress Value Acquisition Corp. II
       8, 2021
April 38, 2021 Page 3
Page
FirstName LastName
Interests of Directors and Officers of FAII in the Business Combination, page
98

9. We note that Mr. Hood, Mr. Policy, Ms. Russak-Aminoach and Mr. Gulati, your independent directors, each hold founder shares based on your disclosure on page 238.
         Please include additional disclosure here explaining that your independent directors may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate your initial business combinations vis-a-vis their receipt of founder shares and quantify the numbers of founder shares held and the amount they are worth as of a recent date.
Our Competitive Advantages, page 166

10.      We note your disclosure that,    based on patient case data captured
in [y]our EMR, [y]our
         patient outcomes in 2019 and 2020 presented equal or greater improvement compared to the national industry benchmarks established by The Alliance for Physical Therapy
         Quality and Innovation.    Please revise your disclosure to describe
the national industry
         benchmarks as well as the time period that was studied. In addition, please provide your basis for this claim and clarify how your "patient outcomes" are
         compared to the industry benchmarks.
M&A Platform Primed for Future Acquisitions., page 169

11. We note your disclosure that you "have realized highly attractive returns on [y]our historical acquisitions as [you] leveraged [y]our brand and infrastructure to improve volumes and profitability of acquired clinics." Please clarify what you mean when you state you "have realized highly attractive returns" or provide your basis for this statement given the Company has experienced net losses for the years ending December 31, 2020 and December 31, 2018.
Our Competition, page 169

12. Please revise this section to name your principal competitors, including discussing how you compete with your "largest public competitor" you compare yourself to on page 95 and the vertically integrated hospital systems you discuss on page 97.

Certain Relationships and Related Person Transactions - Company
Advent International Expense Reimbursements, page 235

13. We note your disclosure that the Company has reimbursed Wilco GP, Inc., which is affiliated with Advent, for expenses totaling $234,995 for the period covering January 1,
         2020 to December 31, 2020. Please provide additional disclosure describing the specific types of expenses.
Beneficial Ownership of Securities, page 237
 Alexander Gillette
Fortress Value Acquisition Corp. II
April 8, 2021
Page 4
14. We note your disclosure that Advent International Corporation will have beneficial ownership of approximately 56% the shares of common stock after the
      business combination. Please explain why these amounts are not reflected in the beneficial ownership table.
New Plan Benefits, page 259

15. We note your new employment agreements with Mr. Diab and Mr. Jordan provide longer-
      term incentive equity awards that will be granted in connection with the closing. Please add disclosure here describing the future awards. Refer to Item 10 of
Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameAlexander Gillette
                                                          Division of
Corporation Finance
Comapany NameFortress Value Acquisition Corp. II
                                                          Office of Life
Sciences
April 8, 2021 Page 4
cc:       Blair T. Thetford
FirstName LastName